Exhibit 99.17

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

CREAM MINERALS LIMITED (the "Company")
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Tel:   604-687-4622
Fax:  604-687-4212

ITEM 2.

DATE OF MATERIAL CHANGE

March 4, 2011

ITEM 3.

NEWS RELEASE

Issued March 4, 2011 and distributed through the facilities of Marketwire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Further to its news release dated March 4, 2011, a total of 6,975,000 incentive stock options have been granted under the Company's stock option plan to employees, consultants, officers and directors of the Company at a price of Cdn$0.38 per share, and the Company has retained the services of Ms. Cindy Chu to provide investor relations services.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

5.1

Full Description of Material Change

Please see attached news release.

5.2

Disclosure for Restructuring Transactions

Not applicable.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Michael O'Connor, Chief Executive Officer

Telephone:

604-687-4622

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 10th day of March, 2011.